Mail Stop 6010

April 6, 2007

VIA U.S. MAIL AND FACSIMILE (508-650-8951)

Mr. Lawrence C. Best
Chief Financial Officer and Executive Vice-President –
Finance and Administration
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760-1537

> **Re:** **Boston Scientific Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-11083**

Dear Mr. Best:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

ACCOUNTING COMMENTS

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Information, page 66

Note A. Significant Accounting Policies, page 71

Revenue Recognition, page 72

1.   You disclose that as part of your return policy you may "allow customers to return previously purchased products for next-generation product offerings." The accounting policy states that you account for these sales by establishing "a reserve for sales returns when the initial product is sold." Please tell us in more detail about the nature and terms of these sales. Please also include your analysis of the underlying accounting literature supporting your accounting method. Discuss you consideration of EITF 00-24 and FIN 45.

Valuation of Business Combinations, page 73

2.   You disclose that you "allocate the purchase price in excess of net tangible assets acquired to identifiable intangible assets, including purchased research and development." From your disclosure, it appears that the value you assign to your identifiable intangible assets acquired in business combinations may not always be stated at fair value consistent with paragraph 35 of SFAS 141, or, if applicable, paragraph 44 of SFAS 141. Please discuss how your accounting policy considered that guidance.

Amortization and Impairment of Intangible Assets, page 74

3.   You disclose that you test your March 31st goodwill balances during the second quarter of each year for impairment. While you may perform the annual goodwill impairment test "any time during the fiscal year provided the test is performed at the same time every year," consistent with paragraph 26 of SFAS 142, please tell us why you believe it is appropriate under U.S. GAAP to test the ending balance of your first quarter goodwill in the second quarter of your fiscal year. To help us understand your accounting, please tell us in which quarter you would record an impairment loss if an impairment existed. We also note the provisions of paragraph 22 of SFAS 142.

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3676 if you have any questions regarding these comments.

Sincerely,

Brian Cascio
Accounting Branch Chief